Exhibit 99.2

Pinnacle Food Group Limited Appoints Dr. Yunhao Chen as Chief Financial Officer

VANCOUVER, British Columbia, June 5, 2026 — Pinnacle Food Group Limited (Nasdaq: PFAI) (the “Company”), today announced the dismissal of Wencai Pan as Chief Financial Officer and appointment of Dr. Yunhao Chen as Chief Financial Officer of the Company, both effective June 1, 2026.

Dr. Chen has extensive public company finance, accounting, U.S. GAAP, SEC reporting and compliance experience. She served as Chief Financial Officer of Massimo Group from its initial public offering in May 2023 through January 2026 and as a director from April 2024 through January 2026, where she led that company through its initial public offering process in 2024, and directed and managed the company’s financial reporting, investor relations, and capital market functions. From May 2017 to July 2023, Dr. Chen served as Chief Financial Officer of Dogness International Corporation, where she led the company through its initial public offering process in 2017 and directed and managed the company’s financial reporting, investor relations, and capital market functions, and served as the Chief Executive Officer of its U.S. subsidiary from 2018 to 2023. Dr. Chen has extensive knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. As part of her professional experience, she served as an invited speaker at an SEC forum advocating for small public companies in 2025, successfully executed multiple public offerings for publicly traded companies, conducted analyses and research regarding a large amount of formal filings of SEC registrants, and served on the boards of several public companies. Dr. Chen holds a Ph.D. in Accounting and an MBA in Finance and MIS from the University of Minnesota, and a Bachelor of Economics degree from the University of International Business and Economics. From 2007 to 2014, she served as a faculty member at the University of Miami and Florida International University.

“We are pleased to appoint Dr. Chen as Chief Financial Officer,” said Jiulong You, Chief Executive Officer of Pinnacle Food Group Limited. “Her experience as a public company CFO, together with her background in U.S. GAAP, SEC reporting, internal controls and capital markets, makes her well suited to lead our finance function as we continue to grow as a Nasdaq-listed company.”

Dr. Chen has served as an independent director of the Company since April 2025. In connection with her appointment as Chief Financial Officer, Dr. Chen will cease to serve as an independent director.

About Pinnacle Food Group Limited

Pinnacle Food Group Limited (Nasdaq: PFAI) is a technology-driven company operating at the intersection of smart agriculture and bio-engineering. The Company’s “Dual-Engine” strategy integrates Farming-as-a-Service solutions with precision fermentation and synthetic biology platforms to support the development of efficient and sustainable food systems. For more information, please visit the Company’s website at www.pinnaclefoodinc.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements regarding the Company’s management transition, finance function, public company reporting and compliance functions, internal controls, business strategy, and future operations.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, risks relating to the Company’s ability to successfully transition its finance and accounting functions, maintain effective disclosure controls and internal control over financial reporting, comply with U.S. GAAP, SEC reporting and Nasdaq requirements, execute its “Dual-Engine” strategy, and manage its smart agriculture, precision fermentation and synthetic biology initiatives, as well as other risks described in the Company’s filings with the Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Investor Relations Contact

Jiulong You

Email: ir@pinnaclefoodinc.com

Phone: +1 (604) 727-7204